Exhibit 99.1

INDUSTRIAS BACHOCO ANNOUNCES THIRD QUARTER 2022 RESULTS

Celaya, Guanajuato, Mexico – October 24th, 2022

Industrias Bachoco, S.A.B. de C.V., “Bachoco” or “the Company”, (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the third quarter (“3Q22”) and nine months (“9M22”) ended on September 30, 2022. All figures have been prepared in accordance with International Financial Reporting Standard (“IFRS”) and are presented in nominal million Mexican Pesos (“$”), except earnings per share.

HIGHLIGHTS- 2022 vs. 2021

•	Net sales increased 20.9% in 3Q22 and increased 24.5% in 9M22
•	EBITDA margin was 6.2% for 3Q22 and 12.3% for the 9M22
•	SG&A as percentage of net sales was 8.6% and 8.3% for 3Q22 and 9M22 respectively.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated, “According to the seasonality of our industry, the third quarter usually shows adjustments on margins vs the first half of the year. In that regard, 3Q22 behaved as so.

We observed a decline in prices both in México and the U.S. markets when compared to the first half of 2022. While kept facing the impacts of the increases in cost of sales as a result of higher raw material prices both in USD and Mexican peso terms.

Increases in cost of sales represented 20.3% compared to 3Q22 and 22.7% when compared to the 9M21. Net sales on the other hand showed increases of 20.9% and 24.5% respectively, which is closely following the trend of our input costs.

The combination mentioned above, and the integration of revenue from RYC Alimentos that we have seen since the beginning of 2022, led us to an EBITDA of $1,525.8 million and a margin of 6.2% for the 3Q22 compared to the $1,127.4 million and margin of 5.6% of the same period of 2021. For the nine months of 2022, the EBITDA margin was 12.3%, also higher when compared to 10.7% EBITDA margin of the same period of 2021.

Under a landscape of volatile macroeconomic conditions, we had been able to keep our SG&A under control as a percentage of sales, reporting 8.6% for the quarter which compares to the 8.9% of 3Q21.

As a result, our operating income for 3Q22 was $1,131.2 million which represents a 4.6% margin; this compares to the $738.4 million and 3.7% margin achieved in 3Q21.

Contact Information

inversionistas@bachoco.net / T. +52(461)618 3555

The accumulated results of the CAPEX of the nine months of 2022 were $2,954.9 million compared to $2,251.1 million for the same period of 2021. Remaining with a healthy financial for the Company as we reached a net cash level of $16,413.5 million, which will allow us to continue to support our growth plans.”

Executive Summary

The following financial information is expressed in millions of nominal pesos, except for amounts per share and per ADR, with comparative figures for the same periods of 2021.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	3Q22	3Q21	Change
	$	$	$	%
Net Sales	24,457.8	20,229.0	4,228.8	20.9
Net sales in Mexico	17,982.7	14,963.8	3,019.0	20.2
Net sales in the U.S.	6,475.0	5,265.2	1,209.8	23.0

NET SALES BY SEGMENT
In millions of pesos	3Q22	3Q21	Change
	$	$	$	$
Net Sales	24,457.8	20,229.0	4,228.8	20.9
Poultry	20,890.8	17,765.7	3,125.1	17.6
Other	3,567.0	2,463.3	1,103.7	44.8

NET VOLUME SOLD BY SEGMENT

In tons			Change
	3Q22	3Q21	Volume	%
Total sales volume:	578,421	570,381	8,039.4	1.4
Poultry	433,861	442,665	(8,804.1)	(2.0)
Others	144,560	127,716	16,843.4	13.2

The Company’s 3Q22 net sales totaled $24,457.8 million; $4,228.8 million or 20.9% more than the $20,229.0 million reported in 3Q21. The increase was mainly a result of higher volume sold in Others and higher prices across the main business lines vs same period of 2021.

In 3Q22, sales of our U.S. operations represented 26.5% of our total sales compared to a 26.0% in the same period of 2021.

GROSS PROFIT
In millions of pesos	3Q22	3Q21	Change
	$	$	$	%
Cost of sales	21,189.7	17,619.0	3,570.7	20.3
Gross profit	3,268.1	2,610.0	658.1	25.2
Gross margin	13.4%	12.9%	-	-

In 3Q22, cost of sales was $21,189.7 million; $3,570.7 million or 20.3% higher than the $17,619.0 million reported in 3Q21. This increase was due to higher unit cost in our main business lines as a result of higher raw material prices in USD terms.

The Company´s gross profit in 3Q22 was $3,268.1 million, higher than the gross profit of $2,610.0 million in 3Q21, with a gross margin of 13.4% for 3Q22 vs 12.9% in 3Q21.

Selling, general and administrative expenses (“SG&A”)
In millions of pesos	3Q22	3Q21	Change
	$	$	$	%
Total SG&A	2,114.2	1,790.9	323.3	18.1

Total SG&A expenses in 3Q22 were $2,114.2 million; $323.3 million higher than the $1,790.9 million reported in 3Q21. Total SG&A expenses as a percentage of net sales were 8.6% in 3Q22 and 8.9% in 3Q21.

other income (expense), net
In millions of pesos	3Q22	3Q21	Change
	$	$	$	%
Other income (expense), net	(22.6)	(80.7)	58.1	(72.0)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 3Q22, we recorded other expenses of $22.6 million, compared with other expenses of $80.7 million reported in 3Q21.

OPERATING INCOME
In millions of pesos	3Q22	3Q21	Change
	$	$	$	%
Operating income	1,131.2	738.4	392.8	53.2
Operating margin	4.6%	3.7%	-	-

Operating income in 3Q22 totaled $1,131.2 million; $392.8 million higher than the $738.4 million reported in 3Q21. This represents an operating margin of 4.6% for 3Q22, higher when compared to the same period of 2021.

NET FINANCIAL INCOME
In millions of pesos	3Q22	3Q21	Change
	$	$	$	%
Net Financial Income	116.5	459.6	(343.1)	(74.7)
Financial Income	275.4	527.5	(252.1)	(47.8)
Financial Expense	158.9	67.9	91.0	134.0

In 3Q22, the Company reported net financial income of $116.5 million, compared to the net financial income of $459.6 million reported in the same period of 2021.

TAXES FOR THE PERIOD
In millions of pesos	3Q22	3Q21	Change
	$	$	$	%
Total Taxes	285.3	380.6	(95.3)	(25.0)
Income tax	169.8	(275.3)	445.1	(161.7)
Deferred income tax	115.5	655.9	(540.4)	(82.4)

As a result of a higher operating income, Total taxes for the 3Q22 were $285.3 million compared with total taxes of $380.6 million in the same period of 2021.

NET controlling interest INCOME
In millions of pesos	3Q22	3Q21	Change
	$	$	$	%
Net income	962.4	817.4	145.0	17.7
Net margin	3.9%	4.0%	-	-
Non-Controlling Interest income	(9.7)	(26.4)	24.3	n/a
Net controlling interest income	972.1	843.8	128.3	n/a
Basic and diluted income per share[1]	1.62	1.41	0.2	n/a
Basic and diluted income per ADR[2]	19.46	16.88	2.6	n/a
Weighted average Shares outstanding[3]	599,380	599,734	-	-

1 In pesos

2 in pesos, one ADR equals to twelve shares

3 In thousands of shares

For the 3Q22 we had Net controlling interest income of $972.1 million, representing a basic and diluted income per share of $1.62 compared with a Net controlling interest income of $843.8 million, and $1.41 pesos of income per share in 3Q21. This increase was attributed to higher operating results.

EBITDA
In millions of pesos	3Q22	3Q21	Change
	$	$	$	%
Net controlling interest income	972.1	843.8	128.3	15.2
Income tax expense (benefit)	285.3	380.6	(95.3)	(25.0)
Result in associates	(9.7)	(26.4)	16.7	(63.3)
Net finance (income) expense	(116.5)	(459.6)	343.1	(74.7)
Depreciation and amortization	394.6	389.0	5.6	1.5
EBITDA	1,525.8	1,127.4	398.5	35.3
EBITDA Margin (%)	6.2%	5.6%	-	-
Net revenues	24,457.8	20,229.0	4,228.8	20.9

EBITDA in 3Q22 reached $1,525.8 million, representing an EBITDA margin of 6.2%, compared to an EBITDA of $1,127.4 million in 3Q21, with an EBITDA margin of 5.6%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	9M22	9M21	Change
	$	$	$	%
Net Sales	75,256.9	60,447.5	14,809.3	24.5
Net sales in Mexico	55,918.9	45,530.7	10,388.2	22.8
Net sales in the U.S.	19,337.9	14,916.8	4,421.1	29.6

NET SALES BY SEGMENT
In millions of pesos	9M22	9M21	Change
	$	$	$	%
Net Sales	75,256.9	60,447.5	14,809.3	24.5
Poultry	64,372.9	52,920.0	11,452.9	21.6
Other	10,884.0	7,527.5	3,356.4	44.6

NET VOLUME SOLD BY SEGMENT

In metric tons			Change
	9M22	9M21	Volume	%
Total sales volume:	1,753,821	1,712,125	41,695.8	2.4
Poultry	1,313,071	1,301,129	11,941.3	0.9
Others	440,750	410,995	29,754.5	7.2

During the nine months of 2022, net sales totaled $75,256.9 million; $14,809.3 million or 24.5% more than $60,447.5 million reported in the same period of 2021. The increase in sales is mainly attributable to higher volume sold in Others as part of the integration of RYC Alimentos, as well as higher prices in our main business lines when compared to the accumulated results of the nine months of 2021.

In 9M22, sales of our U.S. operations represented 25.7% of our total sales, compared with 24.7% in 9M21.

OPERATING RESULTS
	9M22	9M21	Change
	$	$	$	%
Cost of Sales	60,948.7	49,659.7	11,289.0	22.7
Gross Profit	14,308.2	10,787.9	3,520.3	32.6
Total SG&A	6,236.7	5,157.4	1,079.2	20.9
Other Income (expense)	32.9	(244.3)	277.2	(113.5)
Operating Income	8,104.4	5,386.1	2,718.2	50.5
Net Financial Income	38.6	682.2	(643.6)	(94.3)
Income Tax	2,117.9	1,733.3	384.7	22.2
Net Income	6,025.1	4,335.1	1,690.0	39.0
Non-controlling interest	(47.6)	(85.8)	38.1	(44.5)
Net controlling interest Income	6,072.7	4,420.9	1,651.8	37.4

In 9M22, the cost of sales totaled $60,948.7 million; $11,289.0 million or 22.7% higher than the $49,659.7 million reported in 9M21.

As a result, we reached a gross profit of $14,308.2 million and a gross margin of 19.0% in 9M22, when compared to $10,787.9 million of gross profit and margin of 17.8% reached in the same period of 2021.

Total SG&A in 9M22 were $6,236.7 million; $1,079.2 million or 20.9% more than the $5,157.4 million reported in 9M21. In 9M22 total SG&A as a percentage of net sales represented 8.3% compared with 8.5% in 9M21.

In 9M22 we had other income of $32.9 million, compared with other expenses of $244.3 million reported in 9M21.

Operating income in 9M22 was $8,104.4 million, which represents an operating margin of 10.8%, an increase compared to the operating income of $5,386.1 million and the operating margin of 8.9% in 9M21.

Net financial income in 9M22 was $38.6 million, compared to a net financial income of $682.2 million in 9M21.

Total taxes were $2,117.9 million as of September 30, 2022. These taxes include $1,169.1 million of income tax and $948.9 million of deferred income taxes. These figures compare to total taxes of $1,733.3 million in 9M21.

All the above resulted in a Net controlling interest income of $6,072.7 million in 9M22, which represents $10.13 pesos of earnings per share, while in the 9M21 the Net controlling interest income totaled $4,420.9 million and $7.37 pesos of earnings per share.

EBITDA
In millions of pesos	9M22	9M21	Change
	$	$	$	%
Net controlling interest profit	6,072.7	4,420.9	1,651.8	37.4
Income tax expense (benefit)	2,117.9	1,733.3	384.7	22.2
Result in associates	(47.6)	(85.8)	38.1	(44.5)
Net finance (income) expense	(38.6)	(682.2)	643.6	(94.3)
Depreciation and amortization	1,150.9	1,092.1	58.9	5.4
EBITDA	9,255.3	6,478.2	2,777.1	42.9
EBITDA Margin (%)	12.3%	10.7%	-	-
Net revenues	75,256.9	60,447.5	14,809.3	24.5

EBITDA in 9M22 reached $9,255.3 million, representing an EBITDA margin of 12.3%, compared to an EBITDA of $6,478.2 million in 9M21, with a margin of 10.7%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Sept. 30, 2022	Dec. 31st, 2021	Change
	$	$	$	%
TOTAL ASSETS	72,044.1	65,988.8	6,055.3	9.2
Cash and cash equivalents	20,391.7	20,777.0	(385.3)	(1.9)
Accounts receivable	5,815.2	5,108.5	706.8	13.8
TOTAL LIABILITIES	18,862.3	17,704.7	1,157.6	6.5
Accounts payable	6,008.8	10,200.7	(4,191.9)	(41.1)
Short-term debt	981.7	1,993.9	(1,012.2)	(50.8)
Long-term debt	2,996.5	-	2,996.5	N/A
TOTAL STOCKHOLDERS’ EQUITY	53,181.8	48,284.1	4,897.8	10.1
Capital stock	1,174.4	1,174.4	-	-

Cash and equivalents as of September 30, 2022 totaled $20,391.7 million vs $20,777.0 million as of December 31, 2021.

Total debt as of September 30, 2022 was $3,978.2 million, compared to $ 1,993.9 million reported as of December 31, 2021.

Net cash as of September 30, 2022 was $ 16,413.5 million, compared to net cash of $ 18,783.1 million as of December 31, 2021.

CAPITAL EXPENDITURES
In millions of pesos	9M22	9M21	Change
	$	$	$	%
Capital Expenditures	2,954.9	2,251.1	703.8	31.3

Total CAPEX for the 9M22 was $2,954.9 million and $2,251.1 million in 9M21, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of September 30, 2022
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$43,458

SHARE PRICE

	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
September	80.00	76.81	77.86	48.13	45.78	46.03
August	79.98	75.34	79.97	48.05	43.97	47.33
July	76.56	69.97	76.56	45.18	40.56	45.18
June	76.90	68.56	72.43	47.25	39.70	43.35
May	78.17	76.03	76.27	47.09	44.75	46.86
April	77.83	74.96	77.83	46.64	44.42	45.78
March	69.42	67.16	68.04	40.45	38.30	39.95
February	71.99	68.02	69.42	43.19	39.67	39.67
January	73.60	69.22	69.28	44.66	41.14	41.14

ANALYST COVERAGE

Institution	Analyst name	E-mail
BANK OF AMERICA	Fernando Olvera	folvera@bofa.com
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Luis Rodrigo Willard Alonso	lrwillard@gbm.com
INTERCAM	Richard Horbach Martinez	rhorbach@intercam.com.mx
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
SANTANDER	Alan Alanis Peña	aalanis@santander.com.mx

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars (“USD”) using an exchange rate of $20.13 per USD $1.0, which corresponds to the rate at the close of September 30, 2022, according to Mexico’s National Bank.

•	Consolidated Statement of Financial Position

•	Consolidated Statement of Income

•	Consolidated Statement of Cash Flows

•	Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	September 30,	December 31,
In million pesos	2022	2022	2021*
TOTAL ASSETS	$3,578.9	72,044.1	65,988.8

Total current assets	2,036.1	40,987.2	37,845.6
Cash and cash equivalents	1,013.0	20,391.7	20,777.0
Total accounts receivable	288.9	5,815.2	5,108.5
Inventories	636.1	12,805.3	9,145.6
Other current assets	98.1	1,975.1	2,814.6

Total non current assets	1,542.8	31,056.3	28,143.2
Net property, plant and equipment	1,164.1	23,433.8	21,763.4
Other non current Assets	378.7	7,622.5	6,379.8
TOTAL LIABILITIES	$937.0	18,862.3	17,704.7

Total current liabilities	478.5	9,632.2	12,835.3
Notes payable to banks	48.8	981.7	1,993.9
Accounts payable	298.5	6,008.8	10,200.7
Other taxes payable and other accruals	131.2	2,641.7	640.7

Total long-term liabilities	458.5	9,230.0	4,869.4
Long-term debt	148.9	2,996.5	-
Other non current liabilities	50.4	1,013.7	1,027.9
Deferred income taxes	259.3	5,219.9	3,841.5

TOTAL STOCKHOLDERS' EQUITY	$2,641.9	53,181.8	48,284.1

Capital stock	58.3	1,174.4	1,174.4
Commission in shares issued	20.6	414.1	414.1
Retained earnings	2,492.8	50,179.4	45,038.6
Others accounts	48.9	983.8	1,179.2
Non controlling interest	21.4	430.1	477.7

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,578.9	72,044.1	65,988.8

*Audited

CONSOLIDATED STATEMENT OF INCOME
Third Quarter Results, ended September 30th:
-Unaudited-
	U.S. Dollar
In millions pesos	2022	2022	2021
Net sales	$1,215.0	24,457.8	20,229.0
Cost of sales	1,052.6	21,189.7	17,619.0
Gross profit	162.3	3,268.1	2,610.0
SG&A	105.0	2,114.2	1,790.9
Other income (expenses), net	(1.1)	(22.6)	(80.7)
Operating income	56.2	1,131.2	738.4
Net finance income	5.8	116.5	459.6
Income tax	14.2	285.3	380.6
Net Income	$47.8	962.4	817.4

Non-controlling interest	(0.48)	(9.7)	(26.4)
Net controlling interest profit	48.29	972.1	843.8
Basic and diluted earnings per share	0.08	1.62	1.41
Basic and diluted earnings per ADR	0.97	19.46	16.88
Weighted average Shares outstanding[1]	599,380	599,380	599,734

EBITDA Result	$75.8	1,525.8	1,127.4

Gross margin	13.4%	13.4%	12.9%
Operating margin	4.6%	4.6%	3.7%
Net margin	4.0%	3.9%	4.0%
EBITDA margin	6.2%	6.2%	5.6%

1 In thousands

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the nine months ended September 30.
-Unaudited-
	U.S. Dollar
In millions pesos	2022	2022	2021
Net sales	$3,738.5	75,256.9	60,447.5
Cost of sales	3,027.8	60,948.7	49,659.7
Gross profit	710.8	14,308.2	10,787.9
Selling, general and administrative expenses	309.8	6,236.7	5,157.4
Other income (expenses), net	1.6	32.9	(244.3)
Operating income	402.6	8,104.4	5,386.1
Net finance income	1.92	38.6	682.24
Income tax	105.2	2,117.9	1,733.3
Net income	$299.3	6,025.1	4,335.1

Non-controlling interest	(2.37)	(47.6)	(85.8)
Net controlling interest profit	301.7	6,072.7	4,420.9
Basic and diluted earnings per share	0.50	10.13	7.37
Basic and diluted earnings per ADR	6.04	121.6	88.45
Weighted average Shares outstanding[1]	599,380	599,380	599,766

EBITDA Result	$459.8	9,255.3	6,478.2

Gross margin	19.0%	19.0%	17.8%
Operating margin	10.8%	10.8%	8.9%
Net margin	8.1%	8.0%	7.2%
EBITDA margin	12.3%	12.3%	10.7%

1 In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	September 30,
	2022	2022	2021
NET MAJORITY INCOME BEFORE INCOME TAX	$404.5	8,143.0	6,068.4

ITEMS RELATING TO INVESTING ACTIVITIES:	66.7	1,342.8	1,226.7
Depreciation and others	74.4	1,498.6	1,358.3
Income (loss) on sale of plant and equipment	2.7	55.3	63.3
Other Items	(10.5)	(211.2)	(194.9)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	471.2	9,485.8	7,295.1
CASH GENERATED OR USED IN THE OPERATION:	(250.0)	(5,031.9)	(1,166.0)
Decrease (increase) in accounts receivable	(22.1)	(443.9)	(239.0)
Decrease (increase) in inventories	(195.7)	(3,938.8)	(1,487.0)
Increase (decrease) in accounts payable	(136.2)	(2,740.9)	1,791.9
Other Items	103.9	2,091.7	(1,231.9)

NET CASH FLOW FROM OPERATING ACTIVITIES	221.3	4,453.9	6,129.1

NET CASH FLOW FROM INVESTING ACTIVITIES	(162.7)	(3,275.3)	(1,629.1)
Acquisition of property, plant and equipment	(146.8)	(2,954.9)	(2,251.1)
Proceeds from sales of property plant and equipment	3.1	61.8	17.1
Other Items	(19.0)	(382.1)	604.9

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	58.6	1,178.6	4,500.0

Net cash provided by financing activities:	(74.2)	(1,494.0)	(3,654.4)
Proceeds from loans	195.2	3,930.0	1,237.2
Principal payments on loans	(96.7)	(1,945.7)	(1,903.8)
Dividends paid	(48.8)	(983.0)	(851.6)
Other items	(124.0)	(2,495.3)	(2,136.1)
Net increase (decrease) in cash and equivalents	(15.7)	(315.4)	845.6

Cash and investments at the beginning of year	$1,028.7	20,707.1	19,242.4
CASH AND INVESTMENTS AT END OF PERIOD	$1,013.0	20,391.7	20,088.0

Third Quarter 2022

Thousands of Mexican Pesos, as of September 30, 2022

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			3Q-2022		2Q-2022		3Q-2022	2Q-2022
Forward Vanilla y KO Fwd	Hedge	$ 150,699	$ 20.13		$ 20.14		$ -48,982	$ -80,565	69% in 2022 and 31% in 2023	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn, soybean meal, soybean oil and natural gas	Hedge	$ 511,252	CORN		CORN		$ 12,462	$ 24,903	98% in 2022 and 2% in 2023
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Sep-22	$ 6.288
			Dec-22	$ 6.775	Dec-22	$ 6.198
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					Aug-22	$ 435.5
					Sep-22	$ 416.1
					Oct-22	$ 405.7
			Dec-22	$ 403.0	Dec-22	$ 406.7
			SOYBEAN OIL		SOYBEAN OIL
			In US cents per pound		In US cents per pound
			Month	Price	Month	Price
					Aug-22	$ 67.01
			Dec-22	$ 61.56	Sep-22	$ 65.68
NATURAL GAS
In USD/MM BTU
			Month	Price
			Nov-22	$ 6.766
			Dec-22	$ 7.065
			Jan-23	$ 7.247
			Feb-23	$ 6.937
Options of Corn	Hedge	$ 314,868	CORN		CORN		$ 37,181	$ 27,649	83% in 2022 and 17% in 2023
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Sep-22	$ 6.288
			Dec-22	$ 6.775	Dec-22	$ 6.198
			Mar-23	$ 6.840	Mar-23	$ 6.263
Options of soybean meal	Hedge	$ 439,720	SOYBEAN MEAL		SOYBEAN MEAL		$ 12,013	$ 34,539	57% in 2022 and 43% in 2023
			In USD per ton		In USD per ton
			month	price	month	price
					Aug-22	$ 435.5
					Sep-22	$ 416.1
					Oct-22	$ 405.7
			Dec-22	$ 403.0	Dec-22	$ 406.7
			Jan-23	$ 401.3	Jan-23	$ 405.9
			Mar-23	$ 397.2	Mar-23	$ 401.3
			May-23	$ 395.0	May-23	$ 398.3

-The total financial instruments do not exceed 5% of total assets as of September 30, 2022.

-The notional value represents the net position as of September 30, 2022 at the exchange rate of Ps.20.13 per one dollar.

-A negative value means an unfavorable effect for the Company.

Third Quarter 2022
Thousands of Mexican Pesos, as of September 30, 2022						PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla y KO Fwd	-$ 48,982	$ 19.63	$ 20.63	$ 21.14	Direct	-$ 124,810	$ 26,845	$ 57,145
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 12,462	$ 6.436	$ 7.114	$ 7.453	The effect will materialize as the inventory is consumed	-$ 13,101	$ 38,024	$ 63,587
Futures of Soybean Meal: (2)		$ 382.9	$ 423.2	$ 443.3
Futures for Soy Oil (2)		$ 58.5	$ 64.6	$ 67.7
Futures for Natural Gas (2)		$ 6.4	$ 7.1	$ 7.4
Options for Corn	$ 37,181	$ 6.436	$ 7.114	$ 7.453		$ 21,438	$ 52,925	$ 68,668
Options of Soybean Meal	$ 12,013	$ 382.9	$ 423.2	$ 443.3		-$ 9,973	$ 33,999	$ 55,985

(1) The reference value is the exchange  rate of Ps. $20.13 per USD as of September 30, 2022.

(2) The reference values are: future of corn Dec 2022, $6.7750 USD/bushel, the future of soybeanmeal Dec 2022, $403.00 USD/ton, the future of soybean oil Dec 2022, $61.56 usd cts / pound and the future of natural gas Nov 2022, $6.77usd/ MM BTU

    'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

-A negative value means an unfavorable effect for the Company.

Third Quarter 2022
Thousands of Mexican Pesos, as of September 30, 2022								STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla y KO Fwd	-$48,982	$10.07	$15.10	$25.16	$30.20	Direct	-$1,565,538	-$807,260	$484,940	$1,034,577

CONFERENCE CALL INFORMATION

The Company will host its second quarter 2022 earnings call on Tuesday October 25th, 2022. The earnings call will take place at 8:30 am Central Time (9:30 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 866 374 5140

Toll free in Mexico: 1 866 779 1760

Toll Local Mexico: 52 55 6722 5258

Toll in the Brazil: 800 761 0711

To access the event online:

https://onlinexperiences.com/Launch/QReg/ShowUUID=C2665A6D-28B4-4A5B-95C3-99B542C27989&LangLocaleID=1033

Confirmation Number: 36258927#

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 80 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 32,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information: Maria Guadalupe Jaquez maria.jaquez@bachoco.net Andrea Guerrero andrea.guerrero@bachoco.net T. +52(461)618 3555